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Exhibit 12

MAGELLAN HEALTH SERVICES, INC AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERENCE DIVIDENDS
(Dollars in thousands)

	Fiscal year ended September 30,
							Six months ended 3/31/2001	Six months ended 3/31/2002
	1996	1997	1998	1999	2000	2001
EARNINGS:
Income (loss) from continuing operations before income taxes, minority interest, and extraordinary items	$(71,645)	$(56,163)	$(8,931)	$37,457	$17,698	$69,740	$49,753	$23,600
Less:Equity in (earnings) / loss from unconsolidated subsidiary	2,005	5,567	(12,795)	(20,442)	(9,792)	(36,566)	(28,223)	(7,524)

Income (loss) from continuing operations before income taxes, minority interest, extraordinary items and equity in (earnings) / loss of unconsolidated subsidiary	(69,640)	(50,596)	(21,726)	17,015	7,906	33,174	21,530	16,076
Add:
Interest expense	58,548	55,482	87,290	104,156	106,711	103,783	55,532	48,153
Portion of rents representative of interest factor	1,797	2,586	7,859	10,765	11,349	11,102	5,275	5,443
Cash Distributions from uncons subs	—	—	11,441	21,970	14,324	38,353	9,468	6,222

	60,345	58,068	106,590	136,891	132,384	153,238	70,275	59,818

Total earnings	$(9,295)	$7,472	$84,864	$153,906	$140,290	$186,412	$91,805	$75,894

FIXED CHARGES AND PREFERENCE DIVIDENDS:
Interest expense	$58,548	$55,482	$87,290	$104,156	$106,711	$103,783	$55,532	$48,153
Portion of rents representative of interest factor	1,797	2,586	7,859	10,765	11,349	11,102	5,275	5,443
Capitalized interest	—	—	513	673	—	—	—	—
Less:
Fixed charges of certain unconsolidated subsidiaries				—	—	—	—	—

Fixed charges before preference dividends	60,345	58,068	95,662	115,594	118,060	114,885	60,807	53,596

Preferred dividend requirement	—	—	—	—	3,802	5,049	2,481	2,515
Effective tax rate (1)	N/A	N/A	N/A	N/A	50.8%	52.2%	49.0%	41.2%

Preferred dividend factor on pre-tax basis	—	—	—	—	7,731	10,558	4,864	4,277

Combined fixed charges and preference dividends	$60,345	$58,068	$95,662	$115,594	$125,790	$125,443	$65,671	$57,873

Ratio (dollar amount of deficiency)	$(69,640)	$(50,596)	$(10,798)	1.33	1.12	1.49	1.40	1.31

(1)
Represents income from continuing operations before provision for income taxes divided by income from continuing operations, which adjusts dividends on preferred stock to a pre-tax basis.

Magellan Health Services, Inc.
Fixed Charges
(in thousands)

	FY 96	FY 97	FY 98	FY 99	FY 00	FY 01	Six months ended 3/31/2001	Six months ended 3/31/2002
I. INTEREST EXPENSE
Net interest per 10-K/Pro Formas	48,584	46,438	76,505	93,752	97,286	93,662	48,897	45,797
Less interest income	(9,964)	(9,044)	(10,785)	(10,404)	(9,425)	(10,121)	(6,635)	(2,356)

Total interest expense	58,548	55,482	87,290	104,156	106,711	103,783	55,532	48,153

Non-Cash Int exp	2,424	1,710	2,935	3,843	4,376	5,078	2,611	2,596

Net CASH INT EXPENSE	56,124	53,772	84,355	100,313	102,335	98,705	52,921	45,557
EBITDA	767	20,485	132,111	214,718	218,068	245,157	141,813	101,932
Ratio	0.01	0.38	1.57	2.14	2.13	2.48	2.68	2.24
II. RENTS REPRESENTATIVE OF INTEREST FACTOR
Rent expense — continuing ops	5,391	7,759	23,577	32,296	34,046	33,306	15,825	16,328

Factor (1/3 of rent expense)	1,797	2,586	7,859	10,765	11,349	11,102	5,275	5,443

Rent expense — uncons.:
NONE

Total rent expense	—	—	—	—	—	—	—	—

Factor (1/3 of rent expense)	—	—	—	—	—	—	—	—

Effective Tax Rate Continuing Oper
Pre-tax income cont ops					17,698	69,740	49,753	23,600
Provision for income taxes cont ops					8,994	36,388	24,377	9,724
Effective tax rate (ETR)					50.8%	52.2%	49.0%	41.2%
Preferred dividend rate (1-ETR)					49.2%	47.8%	51.0%	58.8%
preferred div					3,802	5,049	2,481	2,515
Dividend Requirement					7,731	10,558	4,864	4,277

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  Exhibit 12
MAGELLAN HEALTH SERVICES, INC AND CONSOLIDATED SUBSIDIARIES COMBINED WITH UNCONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (Dollars in thousands)
Magellan Health Services, Inc. Fixed Charges (in thousands)